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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934
                               FOR JULY 5, 2002

                          DELANO TECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

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       ONTARIO, CANADA               333-94505                     98-0206122
(State or other jurisdiction of    (commission File   (I.R.S. employer identification no.)
   incorporation or organization)      Number)
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      302 TOWN CENTRE BOULEVARD                    L3R 0E8
       MARKHAM, ONTARIO, CANADA                   (Zip code)
  (Address of principal executive offices)

                                (905) 947-2222
        (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [x]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                       No    [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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         On March 12, 2002, Delano Technology Corporation, an Ontario
corporation ("Delano" or the "Company"), entered into a definitive agreement (the "Combination Agreement") between Delano and divine, inc., a Delaware corporation ("divine"), pursuant to which Delano agreed to be acquired by divine. Subject to the terms and conditions of the Combination Agreement, divine will acquire all of the outstanding shares of Delano, and Delano will survive the combination as a wholly owned subsidiary of divine.

         The transaction is structured as a plan of arrangement under Canadian law, and is subject to customary closing conditions, regulatory and court approvals, as well as approval by Delano's shareholders.

         Pursuant to the Combination Agreement, Delano has completed the Notice of Special Meeting of Shareholders and Management Information Circular (the "Company Circular"), which is filed as Exhibit 99.1 hereto and incorporated by reference. The Company Circular has been sent to Delano Shareholders.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned authorized officer.

                                              DELANO TECHNOLOGY CORPORATION

Toronto, Ontario

Date:  July 5, 2002                         By:  /s/ DAVID LEWIS
                                                  ------------------
                                                   David Lewis
                                                   Vice President, Legal and
                                                   General Counsel


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                                  EXHIBIT INDEX

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Exhibit No.                                                     Description
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
2.1                   Combination Agreement, dated as of March 12, 2002, by and between divine, inc. and Delano
                      Technology Corporation (incorporated by reference to Exhibit 2.1 to the March 12, 2002 Form
                      8-K).
2.2                   Amendment, dated May 30, 2002, to Combination Agreement, dated March 12, 2002, by and among divine, inc. and Delano Technology Corporation (incorporated by reference to Exhibit 2.1 to the May 31, 2002 Form 8-K).
99.1                  Notice of Special Meeting of Shareholders and Management Informational Circular, dated June
                      14, 2001.
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